UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Greenrose Holding Company Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

395392103

(CUSIP Number)

True Harvest, LLC

Attn: Michael Macchiaroli

4216 N. 43rd Street

Phoenix, AZ 85018

(859) 361-2201

Michael Macchiaroli

7181 E. Camelback Rd. Suite 705

Scottsdale, AZ 85251

(602) 999-8811

Copies to:

Joshua Schneiderman

Snell & Wilmer L.L.P.

Two California Plaza

350 South Grand Avenue, Suite 3100

Los Angeles, CA 90071

(213) 929-2545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395392103
1	Names of Reporting Persons. True Harvest, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	6,730,378
	8	Shared Voting Power
	9	Sole Dispositive Power	6,730,378
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,730,378
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	36.7%
14	Type of Reporting Person	OO

CUSIP No. 395392103
1	Names of Reporting Persons. Michael Macchiaroli
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	6,730,378
	8	Shared Voting Power
	9	Sole Dispositive Power	6,730,378
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,730,378
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	36.7%
14	Type of Reporting Person	IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of The Greenrose Holding Company Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 111 Broadway, Amityville, NY 11701.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by and on behalf of True Harvest, LLC, an Arizona limited liability company (“True Harvest”), and Michael Macchiaroli, an individual. Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Each of the Reporting Persons is a party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are filing this joint Schedule 13D.

(b)       The business address for True Harvest is 4216 N. 43rd Street, Phoenix, AZ 85018. The residential address for Mr. Macchiaroli is 7181 E. Camelback Rd. Suite 705, Scottsdale, AZ 85251.

(c)       The principal business of True Harvest is the cultivation and production of cannabis. Mr. Macchiaroli serves as the Manager of True Harvest.

(d)       During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.

(f)       True Harvest, LLC is a limited liability company organized under the laws of the State of Arizona. Mr. Macchiaroli is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2021 (the “Closing Date”), the Company and True Harvest Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“TH Buyer”), and True Harvest consummated the acquisition of substantially all of True Harvest’s assets and the assumption of certain of True Harvest’s liabilities (the “True Harvest Acquisition”), pursuant to an Asset Purchase Agreement dated March 12, 2021, as amended by that Amendment No. 1 to the Asset Purchase Agreement dated July 2, 2021, that certain Amendment No. 2 to the Asset Purchase Agreement dated October 28, 2021, and that certain Amendment No. 3 to the Asset Purchase Agreement dated December 31, 2021 (as amended, the “Asset Purchase Agreement”).

Under the terms of the Asset Purchase Agreement, on the Closing date, the Company issued approximately 4,430,378 shares of common stock to True Harvest, at a price of $3.95 per share. Among other consideration including cash consideration and the assumption of certain debt obligations, True Harvest also received $23.0 million in the form of a convertible promissory note (the “Convertible Note”), of which all principal and interest is payable in shares of Common Stock at a conversion price of $10.00 per share of Common Stock, subject to adjustment, or, at True Harvest’s election, in cash.

Item 4.	Purpose of Transaction.

The information in Item 3 of this Schedule 13D is incorporated herein by reference. Except as discussed in this Schedule 13D, the Reporting Persons do not have any plans or proposals with respect to the Company which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including, subject to applicable law, (i) to hold their Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The following beneficial ownership percentages are based on a total of approximately 16,061,190 shares of Common Stock outstanding as of December 31, 2021 following the True Harvest Acquisition (as reported in the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2022), plus the Convertible Note Shares (as defined below).

(a)       The Reporting Persons may be deemed to beneficially own 6,730,378 shares of Common Stock, representing approximately 36.7% of the outstanding shares of Common Stock. This amount consists of: (i) 4,430,378 shares held by True Harvest and (ii) 2,300,000 shares issuable upon conversion of the Convertible Note (the “Convertible Note Shares”) (excludes shares issuable at the election of True Harvest upon conversion of accrued interest under the Convertible Note).

(b)       The Reporting Persons have the sole power to vote or direct the vote or to dispose or to direct the disposition of 6,730,378 shares of Common Stock.

(c)       Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

(d)       To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Convertible Promissory Note

On December 31, 2021, TH Buyer entered into the Convertible Note with True Harvest, as lender, in an aggregate principal amount of $23.0 million, representing a portion of the consideration paid to True Harvest in the True Harvest Acquisition. The Convertible Note bears interest at a rate of 8.0% per annum and matures on December 31, 2024. Obligations under the Convertible Note are guaranteed by the Company. All amounts of principal and interest may be paid in shares of Common Stock at a conversion price equal to $10.00, subject to adjustment, or, at the holder’s election, in cash.

Earnout Payment Agreement

On December 31, 2021, the Company, TH Buyer and True Harvest Pursuant entered into an earnout payment agreement (the “Earnout Agreement”) simultaneously with the entry into Amendment No. 3 to the Asset Purchase Agreement. Pursuant to the Earnout Agreement, contingent upon True Harvest achieving a certain price point per pound of cannabis flower relative to total flower production within 36 months following the Closing Date, the Company will pay additional consideration of up to $35.0 million in the form of an earnout, payable in shares of Common Stock. The number of shares of Common Stock to be issued under the Earnout Agreement will be determined based on the average of the closing price of Common Stock over a period of 30 consecutive trading days.

Registration Rights Agreement

On December 31, 2021, in connection with the closing of the True Harvest Acquisition, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with True Harvest, as holder, pursuant to which the Company agreed that, at the request of True Harvest, the Company will file a registration statement with the SEC covering the resale of the shares of Common Stock issued as part of the consideration in the True Harvest Acquisition, and the Company will use its reasonable best efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. Additionally, True Harvest is entitled to piggyback registration rights under the Registration Rights Agreement.

The description of the Convertible Note, the Earnout Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

(a) Exhibit A - Joint Filing Agreement

(b) Exhibit B - Asset Purchase Agreement between the Company, True Harvest Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and True Harvest, dated March 12, 2021, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 18, 2021, as amended by that Amendment No. 1 to the Asset Purchase Agreement dated July 2, 2021, incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K dated July 9, 2021, that certain Amendment No. 2 to the Asset Purchase Agreement dated October 28, 2021, incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K dated November 3, 2021, and that certain Amendment No. 3 to the Asset Purchase Agreement dated December 31, 2021, incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K dated January 6, 2022 .

(c) Exhibit C – Convertible Promissory Note, incorporated by reference to Exhibit A to Exhibit 2.1 of the Company’s Current Report on Form 8-K dated January 6, 2022 .

(d) Exhibit D – Earnout Payment Agreement, incorporated by reference to Exhibit B to Exhibit 2.1 of the Company’s Current Report on Form 8-K dated January 6, 2022

(e) Exhibit E – Registration Rights Agreement, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated January 6, 2022 .

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 11, 2022	By:

TRUE HARVEST, LLC

/s/ Michael Macchiaroli
Name: Michael Macchiaroli
Title: Manager

/s/ Michael Macchiaroli
Michael Macchiaroli

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned parties hereby agrees to file jointly the Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the acquisition or disposition of common stock, par value $0.0001 per share, of The Greenrose Holding Company Inc., a Delaware corporation (the “Company”).

Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: January 11, 2022	By:

TRUE HARVEST, LLC

/s/ Michael Macchiaroli
Name: Michael Macchiaroli
Title: Manager

/s/ Michael Macchiaroli
Michael Macchiaroli